

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2024

Mike Silvestrini
Managing Partner
Energea Portfolio 4 USA LLC
62 Clementel Dr
Durham, Connecticut
06422

> **Re: Energea Portfolio 4 USA LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed March 8, 2024**
> **File No. 024-12389**

Dear Mike Silvestrini:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 7, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Cover Page

1.   We note your response to prior comment 1. You mention under "Redemption Plan" at page 37 and elsewhere in the offering circular a 60-day hold period and additional restrictions on the ability to sell shares purchased in this offering. In light of these substantial limitations and the absence of liquidity which results from them, please prominently disclose here that (1) purchasers of Class A Investor shares may not be able to sell their shares except by submitting redemption requests to you via your Platform; (2) purchasers must hold their Class A Investor Shares for at least 60 days before they can request redemption of their shares via your Platform; (3) if you agree to honor a redemption request, you have 90 days to make payment on such redemption; (4) your Manager may, in its sole discretion, amend, suspend, or terminate the Redemption Plan at any time without prior notice; (5) Class A Investor Shares may not be transferred without

the Company's consent, which you can withhold in your sole discretion; and (6) you have a right of first refusal to purchase any Class A Investor Shares proposed to be transferred. At each place that you discuss redemption or possible sales or transfers of the shares by investors, also add cross-references to risk factors which address related risks and limitations on liquidity.

Risk Factors

We may be subject to claims for recission or damages from our Investors, page 6

2.   We note the revisions you made in response to prior comment 9, and we reissue it in part. Please further revise to also indicate that the Regulation A exemption may have been unavailable for prior sales because of the at-the-market prohibition in Securities Act Rule 251(d)(3)(ii).

Use of Proceeds, page 8

3.   We note your response to prior comment 10. You indicate that you might invest in projects using the Manager's capital before raising "enough capital" from investors. You also suggest that offering proceeds "may be used to pay fees owed to the Manager and its affiliates." Provide updated and current tabular disclosure to reflect all such potential uses, and clarify whether the "fees owed" would be separate and distinct from the amounts referenced in footnote 1 to the table. Please provide estimated percentages of the proceeds from this offering that you plan on allocating to existing and anticipated projects. Specify the current projects to which net proceeds will be allocated as well as the estimated allocable amounts. If there are factors that may influence your estimated use of proceeds, please include these factors in this section and explain how these factors may influence the estimated uses.

Tax Equity, page 12

4.   We note your response to prior comment 11 and we re-issue this comment. Please revise to explain why you believe you are "uniquely positioned" to benefit from the "transformative change" to the Investment Tax Credit, and quantify in this section the amount of all benefits you have obtained to date. If you have received none, state that clearly.

Distributions, page 22

5.   We note the new disclosure that you have not yet made a profit. Please revise generally to ensure that your references to IRR do not potentially result in any reader misunderstanding regarding what the percentages and amounts signify vis-a-vis net income or profit. Also disclose in the risk factors that you have not made any profit.

Other Solar Energy Funds, page 28

6. We note the reference to offerings up to $75,000,000. Provide updated disclosure regarding the status of all listed offerings, clarifying in each case any offerings which have been terminated.

    Also, please be sure to consider all related or overlapping comments issued on each open filing before amending the offering circulars for each such filing. We note that some revisions were made to this filing but the related disclosures in other filings remained unchanged, for example.

Liability to Make Additional Contributions, page 37

7. We note your response to prior comment 13 and we re-issue this comment. Please revise to describe in necessary detail those "circumstances" under Delaware law in which investors might be required to return part or all of a distribution they received.

Redemption Plan, page 37

8. Revise to disclose how investors will be able to ascertain the redemption price prior to submitting a redemption request. In addition, we note the disclosure regarding mandatory redemptions at page 35 regarding pricing at 90% of the then-current value of Class A Investor Shares "as determined by the Company in accordance with the Financial Model" and remind you of prior comment 20.

9. We note your disclosure that your Manager may, in its sole discretion, amend, suspend, or terminate the Redemption Plan at any time without prior notice for any reason, and you reserve the right to reject any Redemption Request at any time for any reason. Please state this clearly at the outset of this section.

10. Please file a copy of the Redemption Plan as an exhibit to your offering circular. Refer to Item 17(3)(a) of Part III of Form 1-A.

Exhibits

11. We re-issue prior comment 22. Please file all material contracts required under Part III of Form 1-A. Also, going forward, please provide a response to each of the staff's numbered comments.

12. We re-issue prior comment 24. Please include an updated auditor's consent.

      Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Roberts, Esq.